MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

GENERAL

This management’s discussion and analysis (“MD&A”) for Metalla Royalty & Streaming Ltd. (the “Company” or “Metalla”) is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of March 25, 2021, should be read in conjunction with the Company’s consolidated financial statements for the seven months ended December 31, 2020 and the related notes contained therewith. The Company reports its financial position, financial performance, and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Effective September 1, 2020, The Company elected to change its presentation currency from the Canadian dollar ("C$" or "CAD") to United States dollar ("$" or "USD"). The Company applied the change to the United States dollar presentation currency retrospectively, with prior period comparative information translated to the United States dollar at the foreign exchange rate of 1.3042 Canadian dollars per United States dollar.  The functional currency of the Company and its subsidiaries was reassessed as a result of a change in underlying transactions, events, and conditions. As a result of this reassessment the functional currency of the Canadian parent company and certain subsidiaries changed from the Canadian dollar to the United States dollar, commencing on September 1, 2020. All dollar amounts included in the following MD&A are in United States dollars except as otherwise indicated.

Additional information relevant to the Company are available for viewing on SEDAR at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Management’s Discussion and Analysis - Page 2

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

COMPANY OVERVIEW

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") is a precious metals royalty and streaming company that is focused on acquiring gold and silver metal purchase agreements, Net Smelter Return Royalties ("NSRs"), Gross Value Return Royalties ("GVRs"), Net Profit Interests ("NPIs"), Gross Proceeds Royalties ("GPRs"), Gross Overriding Return Royalties ("GORs"), Price Participation Royalties ("PPRs"), and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company completed a consolidation of its common shares on the basis of one new share for four old shares (1:4) effective December 17, 2019 and the listing of its common shares on the NYSE effective January 8, 2020. All figures have been adjusted to reflect the one for four share consolidation. In order to better align the Company’s reporting cycle with its peers and its royalty and stream partners, the Company changed its year-end to December 31, beginning with December 31, 2020.

Since March 2020, several measures have been implemented in Canada, Australia, Argentina, Mexico, the United States, and in other jurisdictions where we hold royalties and streams in response to the increased impact from the coronavirus ("COVID-19"). These measures, which include the implementation of travel bans, self-imposed quarantine periods, social distancing, and in some cases mine closures or suspensions, have caused material disruption to business globally. Global financial markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. There are significant uncertainties with respect to future developments and impact to the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impact of COVID-19 on our business operations cannot be reasonably estimated at this time, such as the duration and impact on future production for our partner operators at their respective mining operations. The current situation is expected to have less of an adverse impact on the Company's business, results of operations, financial position and cash flows in the 2021 fiscal year.

COMPANY HIGHLIGHTS

During the seven months ended December 31, 2020, and subsequent period the Company:

  increased the number of royalties and streams held to a total of 68 precious metal assets through the following notable transactions:
    acquired a net 1.0% GVR royalty interest on the operating Wharf mine ("Wharf") in South Dakota from third parties for total consideration of $1.0 million in cash and 899,201 common shares.  Wharf is operated by Coeur Mining, Inc. ("Coeur");
    acquired a 2.5% GVR royalty on the northern and southern extensions of Kirkland Lake Gold Ltd.'s ("Kirkland Lake Gold") operating Fosterville mine ("Fosterville") in Victoria, Australia, from NuEnergy Gas Limited for total consideration of A$2.0 million in cash and 467,730 common shares;
    acquired a 27.5% PPR royalty on Karora Resources Inc.'s ("Karora") operating Higginsville Gold Operations ("Higginsville") in Higginsville, Australia, from the Morgan Stanley Capital Group Inc. for total consideration of 828,331 common shares. The royalty is a 27.5% price participation royalty interest on the difference between the London PM fix gold price and A$1,340/oz on the first 2,500 ounces per quarter until a cumulative total of 34,000 ounces of gold has been delivered to Metalla;
    acquired a 1.0% NSR on Minera Alamos Inc.'s La Fortuna project ("La Fortuna") from Alamos Gold Inc. ("Alamos Gold"). As part of the Company's acquisition of a royalty portfolio from Alamos Gold announced in April 2019, the Company acquired an option to acquire the La Fortuna royalty, upon completion of satisfactory due diligence, for a deposit of $0.4 million in common shares of the Company.  The option allowed the Company to complete the acquisition for an additional $0.6 million in cash, which was paid on October 22, 2020 in full satisfaction of the acquisition price;
Management’s Discussion and Analysis - Page 3

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)
  completed a purchase agreement to acquire 100% of the issued and outstanding shares of Genesis Gold Corporation ("Genesis") and Geological Services Inc. ("GSI"), two privately held Utah Corporations for total consideration of $1.0 million and 401,875 common shares.  Geologic and GSI hold a portfolio of eleven royalties in Nevada and Utah;
  acquired an existing 0.45% NSR royalty on Agnico Eagle Mines Ltd.’s (“Agnico”) Amalgamated Kirkland property (“AK Property”) in its Kirkland Lake project, and an existing 0.45% NSR royalty on Kirkland Lake Gold’s North Amalgamated Kirkland property (“North AK Property”) at its Macassa mine, from private third parties for total consideration of C$0.7 million in cash;
  acquired an existing 0.5% NSR royalty on Barrick Gold Corp.'s Del Carmen project ("Del Carmen"), which is part of the 9Moz Au Alturas-Del Carmen project in the prolific El India belt in the San Juan province of Argentina, from Coin Hodl Inc. for a total consideration of C1.6 million in cash;
  acquired an existing 0.75% GVR royalty on Eldorado Gold Corp.'s 2Moz Au Tocantinzinho project ("Tocantinzinho") located in the prolific Tapajos district in the State of Para in northern Brazil, from Sailfish Royalty Corp. for a total consideration of $9.0 million in cash, of which $6.0 million was paid upon closing and the remaining $3.0 million is payable 60 days after closing; and
  acquired an existing 1%-2% NSR royalty on OZ Minerals 1.7Moz Au CentroGold (Gurupi) project ("CentroGold") located in the State of Maranhão in northern Brazil, from Jaguar Mining Inc. for total consideration of $7.0 million in cash and with additional potential payments of up to $11.0 million in shares and cash subject to the completion of certain milestones.

  to December 31, 2020, the Company had distributed 282,700 common shares under the ATM Program at an average price of $10.58 per share for gross proceeds of $3.0 million.  As at the date of this MD&A, the Company had distributed a total of 1,301,593 common shares under the ATM program for gross proceeds of $12.9 million;

  was added to the VanEck Vectors Junior Gold Miners ETF (NYSE: GDXJ) (the "GDXJ"), U.S. Global GO GOLD and Precious Metal Miners ETF (NYSE Arca: GOAU), and the ETFMG Prime Junior Silver Miners ETF (NYSE Arca: SILJ);

  received or accrued payments on 1,404 (May 31, 2020 - 1,989) attributable gold equivalent ounces at an average realized price of $1,784 (May 31, 2020 - $1,589) and average cash cost of $18 (May 31, 2020 - $607) per attributable gold equivalent oz. (see non-IFRS Financial Measures);
  generated operating cash margin of $1,766 (May 31, 2020 - $983) per attributable gold equivalent ounce from the Wharf, Joaquin, and COSE royalties, the New Luika Gold Mine (“NLGM”) stream held by Silverback Ltd. (“Silverback”), the Higginsville derivative royalty asset, and other royalty interests (see non-IFRS Financial Measures);
  recognized revenue from royalty and stream interests, including fixed royalty payments, of $1.3 million (May 31, 2020 - $2.8 million), net loss of $4.7 million (May 31, 2020 - $4.4 million), and adjusted EBITDA of negative $1.0 million (May 31, 2020 - negative $1.5 million) (see non-IFRS Financial Measures);
  completed a secondary public offering for Coeur for a total of 3,910,000 common shares of the Company previously held, at a price of $5.30 per common share for gross proceeds to Coeur of $20.7 million (the “Secondary Offering”).  The net proceeds of the Secondary Offering were paid directly to Coeur; and
  completed an amendment of the convertible loan facility with Beedie Capital ("Beedie") in August 2020 whereby Beedie converted C$6.0 million of the C$7.0 million initial advance at C$5.56 per share for a total of 1,079,136 shares. The Company drew down the remaining C$5.0 million from the original loan facility with a revised conversion price of C$9.90 per share and Beedie made an additional C$20.0 million available to the Company to fund future acquisitions.  In October 2020, Beedie converted the remaining C$1.0 million of the initial advance at C$5.56 per share for a total of 179,856 common shares. In March 2021, Beedie converted the C$5.0 million outstanding at C$9.90 per share for a total of 505,050 common shares and the Company drew down an additional C$5.0 million from the amended loan facility with a conversion price of C$14.30 per share, in accordance with the terms of the amended loan facility. Following the three conversions and the additional drawdowns the Company has a total of C$5.0 million outstanding and C$15.0 million available on standby under the amended loan facility as at the date of this MD&A.
Management’s Discussion and Analysis - Page 4

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

PORTFOLIO OF ROYALTIES AND STREAMS

As at December 31, 2020, the Company owned 62 royalties, streams, and other interests (this number increased to 68 royalties, streams, and other interests as at the date of this MD&A). Six of the royalties and streams are in the production stage (five currently producing and one on care and maintenance), seventeen (subsequently increased to twenty-three) of the royalties are in the development stage, and the remainder are in the exploration stage.

Notes:

(1) Zn: zinc, Pb: lead, Ag: silver, and Au: gold

(2) Kt: kilotonnes; g/t: grams per tonne; oz: ounces; Koz: kilo ounces; Moz: million ounces; KTPA: kilotonnes per annum

(3) P&P: Proven and Probable; M&I: Measured & Indicated

(4) See the Company's website at https://www.metallaroyalty.com/ for the complete list and further details

Producing Assets

As at December 31, 2020, the Company owned an interest in the following properties that are in the production stage:

Property	Operator	Location	Metal	Terms
Wharf	Coeur Mining	South Dakota, USA	Au	1.0% GVR
Higginsville (2)	Karora Resources	Higginsville, Australia	Au	27.5% PPR
COSE	Pan American	Santa Cruz, Argentina	Au, Ag	1.5% NSR
Joaquin	Pan American	Santa Cruz, Argentina	Au, Ag	2.0% NSR
New Luika	Shanta Gold	Tanzania	Au, Ag	15% Ag Stream
Endeavor (1)	Sandfire Resources	NSW, Australia	Zn, Pb, Ag	100% Ag Stream

(1) The Endeavor mine is currently on care and maintenance and is undergoing an exploration program by new owner Sandfire Resources which is evaluating options for a potential restart.

(2) The Higginsville PPR royalty is designated as a derivate royalty asset on the Company's statement of financial position.

Below are updates during the seven months ended December 31, 2020 and subsequent period to certain of our production stage assets:

Wharf Royalty

On February 17, 2021, Coeur reported in a Form 8-K news release, that Wharf produced 93,056 ounces of gold at 0.84 g/t during 2020, meeting the production guidance range of 85 – 95 Koz that was revised upward during the year. Notably, second half gold production increased 31% from the first half of 2020. Activities during the year included general maintenance capital projects at Wharf and exploration drilling at the Richmond Hill target. Coeur has guided 85 – 95 Koz gold for 2021 production and expects to complete an infill program spending $5-8 million focused on the southern edge of the existing resources at Wharf, called Portland Ridge.

Coeur experienced a productive exploration program at Wharf in 2020 with a strong resource and reserve estimate released February 17, 2021. The Company released an updated reserve estimate of 720 Koz of gold, an additional 605 Koz of gold in the M&I mineral resource category and 67 Koz of gold in the inferred mineral resource category at the operation.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

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METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Higginsville Royalty

On January 19 and March 19, 2021, Karora announced in a news release the production of 99,249 ounces of gold from its Higginsville and Beta Hunt operations in Western Australia, exceeding the top end of the 2020 production guidance of 90-95 Koz. Karora has guided 2021 Higginsville and Beta Hunt production to amount to 105-115Koz of gold with an increase of the exploration budget of A$20 million to be allocated across Higginsville, Beta Hunt, and Spargos.

On Dec 16, 2020 Karora declared a Mineral Reserve estimate of 17,752 Kt at 1.5 g/t for 845 Koz gold with a measured and indicated mineral resource estimate of 29,994 Kt at 1.5 g/t for 1,466 Koz gold at the Higginsville operation.

Metalla holds a 27.5% PPR royalty interest on the difference between the London PM fix gold price and A$1,340/oz on the first 2.5 Koz per quarter until a cumulative total of 34.0 Koz of gold at the Higginsville operation have been delivered. As at December 31, 2020, 4.1 Koz have been delivered.

COSE & Joaquin Royalties

In its MD&A for the year ended December 31, 2020, Pan American Silver Corp. (“Pan American”) guided that silver production (including Manantial Espejo) is forecast to be between 3.18 and 3.46 Moz in 2021, which is between 25% and 36% higher than the 2.55 Moz produced in 2020. Gold production in 2021 is forecast to be between 33.2 -35.3 Koz, which is 46% higher for gold than production in 2020 using the midpoint of guidance. The expected increase reflects higher anticipated throughput, particularly from the higher grade COSE and Joaquin operations, as the operating restrictions related to COVID-19 diminish during the year.

Metalla holds an NSR royalty of 1.5% and 2.0% on COSE and Joaquin mines, respectively.

New Luika Silver Stream

On March 2, 2021, Shanta Gold Limited ("Shanta") announced 2020 production met guidance for a total of 82,979 oz of gold production and 92,323 oz of silver production. During the year, Shanta completed upgrades to the processing plant to increase plant throughput, Shanta noted the plant throughput for 2020 achieved an all-time company record of 712Kt. 2021 production guidance has been set at approximately 80 Koz of gold. On January 20, 2021, Shanta reported ore reserves of 3,980 Kt at 2.98 g/t for 382 Koz gold and resources exclusive of Reserves of 6,379 Kt at 2.27 g/t for 464 Koz gold. On December 16, 2020, Shanta announced a new discovery on NLGM called Porcupine South, a JORC resource is expected on this new discovery later in 2021.

Metalla holds a 15% interest in Silverback Ltd. whose sole business is receipt and distribution of a silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Endeavor Silver Stream

After decades of successful operation, the operator of the Endeavor Mine, located in Cobar, Australia, CBH Resources Limited (“CBH”) suspended mining operations at the Endeavor Mine in December 2019 and placed it into care and maintenance. In October 2020, CBH announced they have entered into a farm-in agreement with Sandfire Resources Ltd. (“Sandfire”) whereby Sandfire may earn-in up to a 100% interest in the Endeavor mine and surrounding exploration tenements. In a press release dated October 27, 2020, Sandfire disclosed that it will bring its technical exploration and geological expertise to the project, with a focus on exploration within the surrounding tenement package aimed at making new discoveries which could leverage off the existing infrastructure. On February 25, 2021, Sandfire reported diamond drilling was conducted during Q4 2020 to provide DHEM survey platforms targeting potential extensions to the Endeavor mine’s mineralization.

Management’s Discussion and Analysis - Page 6

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Metalla has the right to buy 100% of the silver production up to 20 million ounces (12.6 million ounces remaining under the contract for delivery) from the Endeavor Mine for an operating cost contribution of $1.00 per ounce of payable silver, indexed annually for inflation, plus a further increment of 50% of the silver price in excess of $7.00 per oz.

Development Stage Assets

As at December 31, 2020, the Company owned an interest in the following properties that are in the development stage:

Property	Operator	Location	Metal	Terms
Akasaba West	Agnico Eagle	Val d’Or, Quebec	Au, Cu	2.0% NSR(1)
Aureus East	Aurelius Minerals	Halifax, Nova Scotia	Au	1.0% NSR
Beaufor	Monarch Gold	Val d'Or, Quebec	Au	1.0% NSR
Big Springs	Anova Metals	Nevada, USA	Au	2.0% NSR(2)
El Realito	Agnico Eagle	Sonora, Mexico	Au, Ag	2.0% NSR(1)
Fifteen Mile Stream (“FMS")	St. Barbara	Halifax, Nova Scotia	Au	1.0% NSR
FMS (Plenty Deposit)	St. Barbara	Halifax, Nova Scotia	Au	3.0% NSR(1)
Fosterville	Kirkland Lake Gold	Victoria, Australia	Au	2.5% GVR
Garrison	Moneta Porcupine	Kirkland Lake, Ontario	Au	2.0% NSR
Hoyle Pond Extension	Newmont	Timmins, Ontario	Au	2.0% NSR(1)
La Fortuna	Minera Alamos	Durango, Mexico	Au, Ag, Cu	1.0% NSR
NuevaUnión	Newmont and Teck	Chile	Au	2.0% NSR
San Luis	SSR Mining	Peru	Au, Ag	1.0% NSR
Santa Gertrudis	Agnico Eagle	Sonora, Mexico	Au	2.0% NSR(1)
Wasamac	Yamana Gold	Rouyn-Noranda, Quebec	Au	1.5% NSR(1)
Timmins West Extension	Pan American	Timmins, Ontario	Au	1.5% NSR(1)
Zaruma	Titan Minerals	Ecuador	Au	1.5% NSR

(1) Subject to partial buy-back and/or exemption

(2) Subject to fixed royalty payments

Below are updates during the seven months ended December 31, 2020 and subsequent period to certain of our development stage assets:

Santa Gertrudis

On February 11, 2021, Agnico announced an updated mineral resource estimate for Santa Gertrudis with an Indicated resource of 111 Koz gold and 816 Koz silver (5,778 Kt at 0.6 g/t gold and 4.39 g/t silver) and inferred resource of 1,625 Koz gold and 7,715 Koz silver (27,671 Kt at 1.83 g/t gold and 8.67 g/t silver).

In the same quarter, in its February 11, 2021 news release Agnico released drill results at the Amelia deposit in the Trinidad Trend that were not captured in the updated resource estimate. Several holes intersected known structures as well as new structures, notable intercepts include 5.7 g/t gold and 10 g/t silver over 33 meters, 4.8 g/t gold and 3 g/t silver over 4.2 meters and 2.8 g/t gold and 12 g/t silver over 12.4 metres. Drilling focused at Espiritu Santo in the Trinidad Trend showed that mineralization remains open at depth with highlight intercepts of 3.9 g/t gold and 36 g/t silver over 10.5 metres and 5.5 g/t gold and 16 g/t silver over 10.1 metres.

In the El Toro Trend, south of the Trinidad trend, drilling demonstrated higher grades below the mineral resource and suggested the presence of a potential feeder zone at depth similar to Amelia. Notable intercepts include 3.4 g/t gold and 1 g/t silver over 7.2 metres and 3.6 g/t gold and 2 g/t silver over 18 metres.

Management’s Discussion and Analysis - Page 7

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Southwest of the Amelia Deposit, shallow high-grade intercepts at the Santa Teresa Zone have refreshed the potential for the presence of larger structures controlling higher-grade mineralization to the west. Significant surface intercepts at Santa Teresa include 2.1 g/t gold and 47 g/t silver over 4.5 metres, 4 g/t gold and 4 g/t silver over 5.1 metres and 3.9 g/t gold and 10 g/t silver over 7.5 metres.

In the February 11, 2021 press release Agnico announced it expects to spend $11.0 million on 30,000 metres of drilling at Santa Gertrudis that will be focused on expanding the mineral resource, testing extensions of high-grade structures such as the Amelia deposit, exploring new targets and completing metallurgical test work. An updated mineral reserve and resource estimate and an updated preliminary economic assessment are expected in 2021.

Metalla holds a 2.0% NSR on Santa Gertrudis subject to Agnico's right to buy back 1% for $7.5 million.

Wasamac

On January 21, 2021, Yamana Gold Inc. ("Yamana") completed the acquisition of the Wasamac property and Camflo property and began advancing its Wasamac development plans.  On February 11, 2021, Yamana further provided plans on the Wasamac project outlining the potential for significant future exploration success and mineral resource conversion with the deposit remaining open along strike and open at depth. Yamana will be commencing an exploration and infill drilling campaign and other studies to refine and expand upon the potential of Wasamac. Yamana has guided towards a production start date in 2025.

Metalla holds a 1.5% NSR on the Wasamac project subject to a buy back of 0.5% for C$7.5 million.

Beaufor Mine

On January 28, 2021, Monarch Mining Corporation ("Monarch") announced an updated resource estimate for the Beaufor mine. As of December 31, 2020, the Beaufor mine contained a M&I mineral resource estimate of 431Kt at 6.68 g/t for 92.7 Koz of gold and an inferred resource estimate of 134 Kt at 6.96 g/t for 30.1 Koz of gold. Monarch Mining will continue its exploration plan to grow the mineral resource with the ultimate plan to restart gold production within 8 to 14 months.

Metalla holds a 1.0% NSR on the Beaufor mine once Monarch has produced 100 Koz of gold. To date, approximately 27.3 Koz of gold have been produced from the property.

El Realito

Agnico in its February 11, 2021, press release provided production guidance for the La India mine where the El Realito deposit is included in the reserve estimate. Production guidance for 2021, 2022 and 2023 is 77 Koz, 75Koz and 42.5Koz, respectively. Agnico also stated its intentions to complete a 20,000 metre drill program budgeted at $4 million focused on the extensions of the El Realito deposit and extensions to the Chipriona deposit. On October 28, 2020, Agnico reported drilling was focused on the oxide and sulphide portions at El Realito. Drilling in the shallow oxides continued to confirm mineral resources and improved geological understanding of the deposit and its feeder structures, while deeper drilling expanded the sulphide mineralization at depth.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4 million.

Garrison

On January 14, 2021, Moneta Porcupine Inc. (“Moneta”) completed the acquisition of the Garrison project from O3 Mining, amalgamating the projects that are within two kilometers under one company that now boasts a global resource of 8.4 Moz of gold. Moneta’s acquisition came weeks after O3 Mining released an updated preliminary economic assessment study of the Garrison project on December 14, 2020. The study outlined a 12-year mine plan producing 121 Koz of gold per year for the first 8 years with a 33% internal rate of return at $1,450/oz gold. In conjunction with the acquisition, Moneta completed an oversubscribed C$22.6 million financing which will assist in funding its 70,000m program slated for 2021.

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METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Metalla holds a 2% NSR Royalty on the Garrison project.

Fosterville

On March 18, 2021, Kirkland Lake Gold announced drilling is expected to commence in April on the southern extension of the Fosterville mining lease, with up to four diamond drill rigs in the area operating for 24 hours a day. Exploration will be focused on discovery of mineralized systems extending from the Harrier and Daley’s hill ore bodies and previously unidentified gold mineralization in the southern portion of the lease. In addition, Kirkland Lake Gold plans to conduct a regional Airborne Gravity Survey to identify corridors host to prospective mineralization in March/early April in a large area south of the mining lease. On February 25, 2021, Kirkland Lake Gold announced fiscal year 2020 exploration totalled a COVID-19 reduced budget of $57.8 million for a total of 117,848 metres of surface and underground drilling at Fosterville. It reported that underground drilling during the fourth quarter continued to target the Harrier and Cygnet zones, as well at the Lower Phoenix System. 2021 expenditures at Fosterville are expected to be in the range of $85 - $95 million where drilling will continue to focus on Mineral Reserve and Mineral Resource replacement and identifying new high-grade zones, including Harrier, Lower Phoenix and Cygnet.

Metalla holds a 2.5% GVR royalty on the northern and southern sections of the Fosterville mining lease, which is not currently in production. Metalla had decided to reclassify this royalty as a Gross Value Return Royalty after confirming this royalty allows for no deductions.

Big Springs

On January 18, 2021 and January 25, 2021, Anova Metals Limited ("Anova") announced high grade drill results at the Big Springs project confirming and extending mineral resources. Significant intercepts include 3.96 g/t over 10.85 metres, 15.83 g/t over 5.49 metres, and 3.98 g/t gold over 4.54 metres. 2021 exploration will continue to aggressively focus on extensions to high grade mineralization at Big Springs.

Metalla holds a 2.0% NSR royalty on the Big Springs project.

Fifteen Mile Stream

St. Barbara Mining Limited (“St. Barbara”) announced in its February 17, 2021, half year report that an updated Environmental Impact Statement for the Fifteen Mile Stream project was submitted to the local authorities and has guided to a 2024 production start date.

Metalla holds a 1.0% NSR Royalty on the Fifteen Mile Stream project with a further 3.0% NSR royalty covering the Plenty deposit (Plenty is subject to a 2% buy back for C$1.5 million).

Hoyle Pond Extension

As of the end of 2020, approximately 9.5 Koz of gold were produced from mineral claims subject to Metalla's royalty and total reserves of 269 Kt of 11.4 g/t for 98.3 Koz of gold and measured, indicated, and inferred resources of 82.4 Kt at 7.7 g/t for 20.2 Koz of gold. Drilling is expected to continue in 2021 with a budget of 5,000-10,000 metres on the extension.

Metalla owns a 2.0% NSR royalty payable by Newmont Corporation on the Hoyle Pond Extension, located on claims that are beneath the Kidd metallurgical complex and immediately adjacent to the east and northeast of the Hoyle Pond mine complex. There is a 500,000 oz. gold exemption on the leased mining rights.

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METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Exploration Stage Assets

As at December 31, 2020, the Company owned a large portfolio of exploration stage assets including:

Property	Operator	Location	Metal	Terms
Anglo/Zeke	Nevada Gold Mines	Nevada, USA	Au	0.5% GOR
Beaudoin	Explor Resources	Timmins, Ontario	Au, Ag	0.4% NSR
Big Island	Voyageur Mineral Expl.	Flin Flon, Manitoba	Au	2.0% NSR
Bint Property	Glencore	Timmins, Ontario	Au	2.0% NSR
Biricu	Minaurum Gold	Guerrero, Mexico	Au, Ag	2.0% NSR
Boulevard	Independence Gold	Dawson Range, Yukon	Au	1.0% NSR
Caldera	Discovery Harbour Res.	Nevada, USA	Au	1.0% NSR (4)
Camflo Mine	Yamana Gold	Val d’Or, Quebec	Au	1.0% NSR
Capricho	Solaris Resources	Peru	Au, Ag	1.0% NSR
Colbert/Anglo	Newmont	Timmins, Ontario	Au	2.0% NSR
Carlin East	Ridgeline Minerals	Nevada, USA	Au	0.5% NSR (4)
DeSantis Mine	Canadian Gold Miner	Timmins, Ontario	Au	1.5% NSR
Detour DNA	Kirkland Lake Gold	Cochrane, Ontario	Au	2.0% NSR
Edwards Mine	Alamos Gold	Wawa, Ontario	Au	1.25% NSR
Golden Brew	Highway 50 Gold	Nevada, USA	Au	0.5% NSR
Golden Dome	Anova Metals	Nevada, USA	Au	2.0% NSR (4)
Goodfish Kirana	Warrior Gold	Kirkland Lake, Ontario	Au	1.0% NSR
Green Springs	Contact Gold	Nevada, USA	Au	2.0% NSR
Guadalupe/Pararin	Pucara Resources	Peru	Au	1.0% NSR
Hot Pot/Kelly Creek	Nevada Exp./Austin Gold	Nevada, USA	Au	1.5% NSR (2)(4)
Island Mountain	Tuvera Exploration	Nevada, USA	Au	2.0% NSR (4)
Jersey Valley	Abacus Mining	Nevada, USA	Au	2.0% NSR (4)
Kings Canyon	Pine Cliff Energy	Utah, USA	Au	2.0% NSR
Kirkland-Hudson	Kirkland Lake Gold	Kirkland Lake, Ontario	Au	2.0% NSR
Los Patos	Private	Venezuela	Au	1.5% NSR
Lourdes	Pucara Resources	Peru	Au, Ag	1.0% NSR
Mirado Mine	Orefinders	Kirkland Lake, Ontario	Au	1.0% NSR(1)
Montclerg	IEP	Timmins, Ontario	Au	1.0% NSR
Orion	Minera Frisco	Nayarit, Mexico	Au, Ag	2.75% NSR(3)
Pelangio Poirier	Pelangio Exploration	Timmins, Ontario	Au	1.0% NSR
Pine Valley	Nevada Gold Mines	Nevada, USA	Au	3.0% NSR(2)(4)
Pucarana	Buenaventura	Peru	Au	1.8% NSR(1)
Puchildiza	Metalla	Chile	Au	1.5% NSR(5)
Red Hill	NuLegacy Gold Corp.	Nevada, USA	Au	1.5% GOR
Santo Tomas	Pucara Resources	Peru	Au	1.0% NSR
Sirola Grenfell	Pelangio Exploration	Kirkland Lake, Ontario	Au	0.25% NSR
Solomon’s Pillar	Private	Greenstone, Ontario	Au	1.0% NSR
Tower Mountain	White Metal Res.	Thunder Bay, Ontario	Au	2.0% NSR
TVZ Zone	Newmont	Timmins, Ontario	Au	2.0% NSR

(1) Option to acquire the underlying and/or additional royalty

(2) Subject to partial buy-back and/or exemption

(3) Subject to closing conditions

(4) Subject to fixed royalty payments

(5) Option available

Management’s Discussion and Analysis - Page 10

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Below are updates during the seven months ended December 31, 2020 and subsequent period to certain of our exploration assets:

Green Springs

Upon completion of the 2020 drill program, Contact Gold Corp. (“Contact”) announced several drill highlights from drilling at the Green Springs project. In a news release dated November 16, 2020, drill highlights from the Echo zone included 2.18 g/t gold over 28.9 metres. In a news release dated November 23, 2020, drilling at the Zulu zone intersected 1.14 g/t gold over 25.9 metres. In a news release dated January 12, 2021, drilling at the Echo zone intercepted 2.24 g/t gold over 35 metres and 1.49 g/t gold over 17.68 metres. In a news release dated January 26, 2021, drilling at the Bravo zone returned 10.7 g/t over 4.57 metres and 1.23 g/t gold over 17 metres. Further, in a news release dated February 9, 2021, drilling intersected 1.45 g/t over 39 metres at the Alpha Zone. Lastly, Contact announced on February 23, 2021 drilling at the Charlie zone returned 2.34 g/t gold over 33 metres.  On March 9, 2021, Contact announced the start of the 2021 drill program at Green Springs.

Metalla holds a 2.0% NSR Royalty on Green Springs.

Redhill

On February 18, 2021, NuLegacy Gold Corporation (“NuLegacy”) announced they intersected significant gold mineralization at the Rift Anticline prospect. Significant intercepts included 1.6 g/t gold over 16.8 metres and 1.1 g/t gold over 13.9 metres. NuLegacy will begin drilling the remaining 12 or 13 holes at the Rift Anticline in March 2021.

Metalla holds a 1.5% GOR royalty on the Red Hill project.

Aureus East

In a news release dated March 1, 2021, Aurelius Minerals Inc. (“Aurelius”) reported assay results from underground drilling at Aureus East of 11.7 g/t gold over 10.5 metres, 5.8 g/t gold over 16.5 metres and 14 g/t gold over 9.6 metres. On January 14, 2021, Aurelius reported high grade results of 109.5 g/t gold over 1.62 metres and 8.08 g/t gold over 16.5 metres. Over the reminder of 2021, Aurelius will continue to drill its 10,000 metres drill program at the Aureus East project.

Metalla holds a 1.0% NSR royalty on the Aureus East project.

Fortuity 89

On March 9, 2021, Discovery Harbour Resources Corp. announced it had entered an option and earn-in agreement with Newcrest Mining Ltd. ("Newcrest") on the Fortuity 89 property which is located four kilometres west of the Caldera property near Tonopah, Nevada. The option and earn-in agreement provide for Newcrest to earn up to 75% of the project for total expenditures of $31.5 million and the completion of a positive preliminary economic assessment. Fortuity 89 is an early stage epithermal gold target characterized by a strongly altered outcrop surrounded by a large gravel plain.

Metalla holds a 1.0% NSR royalty on the Fortuity 89 project.

Edwards

On December 17, 2020, Alamos Gold acquired Trillium Mining Corp. (“Trillium”) for C$25 million in cash. Trillium held the Edwards mine and the surrounding land package, along strike from its Island Gold deposit. The acquisition of the Edwards Gold Mine and the surrounding land will allow for Alamos Gold to apply a systematic, district scale approach to exploration on the greenstone belt. Alamos Gold has allocated a 25,000 metre drill program to the regional land package in 2021.

Metalla holds a 1.25% NSR Royalty on the Edwards mine.

Management’s Discussion and Analysis - Page 11

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Production and Sales from Royalties and Streams

The following table summarizes the attributable gold equivalent ounces sold by the Company's royalty partners, including any amounts related to derivative royalty assets, for the seven months ended December 31, 2020 and the twelve months ended May 31, 2020:

	Seven months	Twelve months
	ended	ended
	December 31,	May 31,
	2020	2020
Sales and adjustments during the period
Endeavor Silver Stream	-	1,765
NLGM(2)	132	177
Higginsville(3)	557	-
COSE	125	33
Joaquin	46	14
Wharf	544	-
Total attributable gold equivalent oz. sold(1)	1,404	1,989

(1) For the methodology used to calculate attributable gold equivalent ounces see Non-IFRS Financial Measures.

(2) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(3) The Higginsville PPR is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the statement of financial position and not shown as revenue on the Company's statement of profit and loss.  However, operationally the Company is paid for the ounces sold similar to the Company's other royalty interests, therefore the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 in the Company's consolidated financial statements for the seven months ended December 31, 2020.

CHANGE IN YEAR-END

In order to better align the Company's reporting cycle with its peers and its royalty and stream partners, the Company changed its year-end to December 31, beginning with December 31, 2020.

The length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the transition year and new financial year are:

Transition Year	Comparative Annual Financial Statements to Transition Year	New Financial Year	Comparative Annual Financial Statements to New Financial Year	Interim Periods for Transition Year	Comparative Interim Periods to Interim Periods in Transition Year	Interim Periods for New Financial Year	Comparative Interim Periods to Interim Periods in New Financial Year
7 months ended December 31, 2020	12 months ended May 31, 2020	December 31, 2021	7 months ended December 31, 2020 and 12 months ended May 31, 2020	3 months ended August 31, 2020	3 months ended August 31, 2019	3 months ended March 31, 2021 6 months ended June 30, 2021 9 months ended September 30, 2021	3 months ended February 29, 2020 6 months ended May 31, 2020 9 months ended August 31, 2020

For additional information please see the Notice filed by the Company on October 9, 2020 which is available on SEDAR at www.sedar.com.

Management’s Discussion and Analysis - Page 12

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

OUTLOOK

Primary sources of cash flows from royalties and streams for 2021 are expected to be Wharf, Higginsville, Joaquin, COSE, and NLGM. In 2021, the Company expects 2,200 to 3,200 attributable gold equivalent ounces(1). Similar to 2020, the Company expects attributable gold equivalent ounces to be weighted towards the second half of the year.

(1) For the methodology used to calculated attributable gold equivalent ounces see Non-IFRS Financial Measures.

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight most recently completed financial quarters up to December 31, 2020:

	Four months
	ended	Three months ended
	December 31,	August 31,	May 31,	February 29,
	2020	2020	2020	2020
Revenue from royalty and stream interests	$962,783	$346,869	$37,607	$969,311
Net loss	3,289,068	1,456,741	1,662,446	1,595,792
Dividends declared and paid	-	-	316,730	312,393
Loss per share - basic and diluted	0.08	0.04	0.05	0.05
Weighted average shares outstanding – basic	38,975,824	36,214,370	34,496,399	34,033,219

	Three months ended
	November 30,	August 31,	May 31,	February 28,
	2019	2019	2019	2019
Revenue from royalty and stream interests	$1,638,997	$122,909	$680,274	$1,105,663
Net loss	808,572	355,717	911,214	342,053
Dividends declared and paid	309,727	306,007	433,677	377,740
Loss per share - basic and diluted	0.02	0.01	0.03	0.01
Weighted average shares outstanding – basic	33,699,105	33,322,502	31,856,771	27,982,205

Changes in revenues, net income (loss), and cash flows on a quarter-by-quarter basis are affected primarily by changes in production levels and the related commodity prices at producing mines, acquisitions of royalties and streams, as well as the commencement or cessation of mining operations at mines the Company has under royalty and stream agreements.

A summary of material changes impacting the Company's quarterly results are discussed below:

  For the four months ended December 31, 2020, and the three months ended August 31, 2020, revenue increased compared to the previous quarters primarily as a result of acquiring the producing Wharf royalty.
  For the three months ended May 31, 2020, revenue decreased compared to the previous quarter due to the Endeavor Mine being put on care and maintenance leading to a significant decrease in attributable gold oz. production and significantly lower production from Joaquin and COSE due to mandated government shutdowns related to the COVID-19 pandemic.
  For the three months ended February 29, 2020, revenue decreased compared to the previous quarter, due to a decrease in attributable silver oz. delivered and sold at the Endeavor Mine. The decrease from the Endeavor mine was offset partially in the period as the Company received its first NSR payments from COSE and Joaquin NSR interests.
  For the three months ended November 30, 2019, revenue increased significantly compared to the three months ended August 31, 2019 and the three months ended May 31, 2019 as delivery delays encountered at the smelter at the Endeavour Mine in the three months ended August 31, 2019 and May 31, 2019, respectively, were resolved and a significant amount of attributable silver oz. was delivered and sold at the Endeavor Mine. The delays at the Endeavour Mine contributed directly to the decrease in revenue in the periods ended August 31, 2019 and May 31, 2019, respectively, compared to prior periods.
Management’s Discussion and Analysis - Page 13

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

Four Months Ended December 31, 2020

The Company's net loss totaled $3.3 million for the four months ended December 31, 2020 compared with a net loss of $1.5 million for the three months ended August 31, 2020.

Significant items impacting the change in net loss included the following:

  an increase in revenue from royalties and streams from $0.3 million for the three months ended August 31, 2020 to $1.0 million for the four months ended December 31, 2020, driven by the increased revenue from the Wharf royalty in the current period;
  an increase in general and administrative expenses from $0.7 million for the three months ended August 31, 2020 to $2.0 million for the four months ended December 31, 2020, driven by an increase in the number of personnel employed by the Company, and increased transaction activity at the Company as it continues to expand its portfolio of royalties and streams; and
  an increase in share-based payments from $0.5 million for the three months ended August 31, 2020 to $1.1 million for the four months ended December 31, 2020, related to the vesting of previously granted restricted share units ("RSUs") and stock options.

Seven Months Ended December 31, 2020

The Company's net loss totaled $4.7 million for the seven months ended December 31, 2020 compared with a net loss of $4.4 million for the twelve months ended May 31, 2020.

Significant items impacting the change in net loss included the following:

  a decrease in revenue from royalties and streams from $2.8 million for the twelve months ended May 31, 2020 to $1.3 million for the seven months ended December 31, 2020, driven by the increased revenue from the Wharf royalty in the current period offsetting the suspension of operations at the Endeavor mine which was the primary source of revenue in the comparative period;
  a decrease in general and administrative expenses from $3.3 million for the twelve months ended May 31, 2020 to $2.7 million for the seven months ended December 31, 2020, driven primarily by the fact that the current period is only seven months long compared with the comparative period which was twelve months; and
  an increase in current and deferred income tax expense from a recovery of $0.3 million for the twelve months ended May 31, 2020 to an expense of $0.5 million for the seven months ended December 31, 2020. This increase in current tax expense was driven by taxable profit earned from Wharf and Higginsville and the increase in deferred tax expense was related primarily to the recognition of the taxable temporary difference from the equity portion of the convertible loan.
Management’s Discussion and Analysis - Page 14

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company's cash balance as at December 31, 2020 was $5.3 million (May 31, 2020 - $3.6 million) and its working capital was $8.5 million (May 31, 2020 - $2.6 million). The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it has sufficient resources available to undertake its current business plan for the foreseeable future. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. The Company may issue new shares through the ATM Program (as defined below) or other public and/or private placements, draw down additional funds under the Amended Loan Facility (as defined below), enter into new debt agreements, sell assets, or return capital to shareholders.

During the seven months ended December 31, 2020, cash increased by $1.7 million. The increase was due to net cash provided by financing activities of $8.9 million, partially offset by net cash used in operating and investing activities of $2.6 million and $4.7 million, respectively. Exchange rate changes had a minimal impact on cash of less than $0.1 million.

Debt

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") of C$12.0 million with Beedie to fund acquisitions of new royalties and streams. The Loan Facility consisted of an initial advance of C$7.0 million, with the remaining C$5.0 million available for subsequent advances in minimum tranches of C$1.25 million. The Loan Facility carried an interest rate of 8.0% on amount advanced and 2.5% on standby funds available, with the principal payment due April 21, 2023. At the option of Beedie, principal outstanding can be converted into common shares of the Company at a conversion price of C$5.56 per share.  In August 2019, the Company drew down the initial advance of $5.4 million (C$7.0 million) of which $3.2 million was allocated to the liability portion and the residual value of $2.1 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.6 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 23.5% per annum, with an expected life of four years.

On August 6, 2020, the Company completed an amendment with Beedie on its Loan Facility (the "Loan Amendment").  As part of the Loan Amendment the following items of the Loan Facility were amended:

  Beedie converted C$6.0 million of the C$7.0 million drawn down on the Loan Facility in 2019 at a conversion price of C$5.56 per share for a total of 1,079,136 common shares of the Company.  The conversion price on the remaining C$1.0 million will remain at C$5.56 per share;
  the Company drew down the remaining undrawn C$5.0 million available from the Loan Facility and the conversion price for this drawn C$5.0 million was repriced from C$5.56 to C$9.90 per share;
  the Loan Facility will be increased by an aggregate C$20.0 million.  All future advances from the additional C$20.0 million will have a minimum amount of C$2.5 million and each advance will have its own conversion price based on a 20% premium to the 30-day Volume Weighted Average Price ("VWAP") of the Company's shares on the date of such advance;
  if for a period of 30 consecutive trading days the 30-day VWAP is at a 50% premium above any or all of the conversion prices, the Company may elect to convert the principal amount outstanding under the Loan Facility at the respective conversion prices;
  the standby fee on all undrawn funds available under the Loan Facility will bear an interest rate of 1.5% (previously 2.5%), the interest rate on all drawn funds will remain unchanged at 8.0%; and
  the maturity date remains unchanged with principal payment due April 21, 2023.
Management’s Discussion and Analysis - Page 15

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Following this conversion and draw down, under the Loan Facility and the Loan Amendment (together the "Amended Loan Facility") the Company had C$1.0 million outstanding with a conversion price of C$5.56 per share, C$5.0 million outstanding with a conversion price of C$9.90 per share, and had C$20.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

In August 2020, the Company drew down $3.8 million (C$5.0 million) from the Amended Loan Facility of which $2.9 million was allocated to the liability portion and the residual value of $1.0 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.3 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately three years.

In August 2020, as per the terms of the Loan Amendment, Beedie converted C$6.0 million of the initial draw-down on the Loan Facility in 2019 at a conversion price of C$5.56 per share for a total of 1,079,136 common shares of the Company.  Upon conversion the Company derecognized $3.1 million from the liability, and $1.8 million from equity reserves and transferred $4.9 million to share capital.  The Company also recorded a deferred income tax expense of $0.4 million with an offset to equity reserves to unwind a portion of the deferred taxes that were recognized in August 2019 upon the first draw-down.

In October 2020, as per the terms of the Loan Amendment, Beedie converted the remaining C$1.0 million of the initial draw-down on the Loan Facility in 2019 at a conversion price of C$5.56 per share for a total of 179,856 common shares of the Company.  Upon conversion the Company derecognized $0.5 million from the liability, and $0.3 million from equity reserves and transferred $0.8 million to share capital.  The Company also recorded a deferred income tax expense of $0.2 million with an offset to equity reserves to unwind a portion of the deferred taxes that were recognized in August 2019 upon the first draw-down.

For the seven months ended December 31, 2020, the Company recognized finance charges of $0.2 million (May 31, 2020 - $0.3 million) related to costs associated with the Amended Loan Facility including standby fees on the undrawn portion of the Amended Loan Facility, as well as set up and other associated costs. As at December 31, 2020, the Company had C$5.0 million outstanding with a conversion price of C$9.90 per share and had C$20.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

Subsequent to December 31, 2020, as per the terms of the Loan Amendment, in March 2021, Beedie converted the then outstanding C$5.0 million at a conversion price of $9.90 per share for a total of 505,050 common shares of the Company and the Company drew down an additional C$5.0 million from the Amended Loan Facility at a conversion price of C$14.30. which was based on a 20% premium to the 30-day VWAP of the Company's common shares on the TSX Venture Exchange, in accordance with the terms of the Amended Loan Facility.  As at the date of this MD&A, the Company had C$5.0 million outstanding under the Amended Loan Facility at a conversion price of C$14.30 per share, and had C$15.0 million available under the Amended Loan Facility, subject to the terms of the Amended Loan Facility, with the conversion price to be determined on the date of any future advances.

Cash Flows from Operating Activities

During the seven months ended December 31, 2020, cash used in operating activities was $2.6 million and was primarily the result of a net loss of $4.7 million, partially offset by $2.9 million for items not affecting cash, and by a $0.8 million decrease in non-cash working capital items.  During the twelve months ended May 31, 2020, net cash used in operating activities was $1.2 million and was primarily as a result of a net loss of $4.4 million, offset by $3.1 million for items not affecting cash, and by a $0.2 million increase in non-cash working capital items.

Management’s Discussion and Analysis - Page 16

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Cash Flows from Investing activities

During the seven months ended December 31, 2020, cash used in the Company's investing activities was $4.7 million and was primarily related to the acquisition of royalties and streams. During the twelve months ended May 31, 2020, cash used in the Company's investing activities was $3.4 million and was primarily related to the acquisition of royalties and streams.

Cash Flows from Financing activities

During the seven months ended December 31, 2020, cash provided by the Company's financing activities was $8.9 million, which was primarily comprised of the drawdown of $3.8 million from the Amended Loan Facility, $2.6 million from the exercise of share purchase warrants and stock options, $2.9 million in proceeds from the ATM, partially offset by $0.2 million of finance charges, and $0.2 million of interest payments. During the twelve months ended May 31, 2020, cash provided by the Company's financing activities was $4.7 million, which was primarily comprised of the drawdown of $5.4 million from the Loan Facility, $3.4 million from the exercise of share purchase warrants and stock options, partially offset by $2.0 million of principal loan repayments, $1.2 million of dividend payments, $0.3 million of finance charges, and $0.5 million of interest payments.

At-The-Market Equity Program

In September 2020, the Company announced that it had entered into an equity distribution agreement (the "Distribution Agreement") with a syndicate of agents (collectively, the "Agents") to establish an At-The-Market equity program (the "ATM Program").  Under the ATM Program, the Company may distribute up to $20.0 million (or the equivalent in Canadian Dollars) in common shares of the Company (the "Offered Shares").  The Offered Shares will be sold by the Company, through the Agents, to the public from time to time, at the Company's discretion, at the prevailing market price at the time of sale.  The net proceeds from the ATM Program will be used to finance the future purchase of royalties and streams and for general working capital purposes.  The Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the ATM Program reaches the aggregate amount of $20.0 million (or the equivalent in Canadian Dollars); or (b) June 1, 2022.  For additional details about the ATM Program please see the press release by the Company dated September 4, 2020 and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

From inception to December 31, 2020, the Company had distributed 282,700 common shares under the ATM Program at an average price of $10.58 per share for gross proceeds of $3.0 million, with aggregate commissions paid or payable to the Agents  and other share issue costs of $0.1 million, resulting in aggregate net proceeds of $2.9 million.  As at the date of this MD&A, the Company had distributed a total of 1,301,593 common shares under the ATM program for gross proceeds of $12.9 million.

Outstanding Share Data

As at the date of this MD&A the Company had the following:

  41,732,881 common shares issued and outstanding;
  2,478,854 stock options outstanding with a weighted average exercise price of $5.57; and
  211,000 unvested restricted share units.

Dividends

The Company's long-term goal is to pay out a target rate of up to 50% of the annualized operating cash flow of the Company. While the Company paid monthly dividends to holders of its common shares for each quarter during the financial year ended May 31, 2020, the Company has not declared or paid dividends subsequent to May 31, 2020. Going forward, the board of directors of the Company will continue to monitor the impact of the COVID-19 pandemic and assess the Company's ability to pay dividends in respect of a particular quarter during its financial year.

Management’s Discussion and Analysis - Page 17

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Requirement for additional financing

Management believes that the Company's current operational requirements and capital projects can be funded from existing cash, cash generated from operations, funds available under the Amended Loan Facility, and funds raised in the ATM Program. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Key management compensation for the Company consists of remuneration paid to management (which includes the Chief Executive Officer and Chief Financial Officer) for services rendered and compensation for members of the Board of Directors in their capacity as directors of the Company. During the seven months ended December 31, 2020, the Company's key management compensation was as follows:

	Seven months	Twelve months
	ended	ended
	December 31,	May 31,
	2020	2020
Salaries and fees (1)	$865,052	$880,556
Share-based payments	1,175,647	1,297,981
	$2,040,699	$2,178,537

(1) The services of the Chief Financial Officer ("CFO") of the Company were previously provided through a management services company, Seaboard Services Corp., which bills the Company for various administrative and regulatory services on a monthly basis and included within the monthly amount was the cost of the CFO which is not billed separately. For the seven months ended December 31, 2020, the Company was billed $77,698 (May 31, 2020 - $133,415) by the management services company and part of that amount was for the CFO services, such amount is not included in the table above.  The Company hired a full-time CFO in November 2020 and is no longer using the management services company to provide the services of a CFO.

As at December 31, 2020, the Company had $0.5 million (May 31, 2020 - $0.5 million) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities.  As at December 31, 2020, the Company had less than $0.1 million (May 31, 2020 - $nil) due from directors and management related to the payment of withholding amounts. As at December 31, 2020, the Company had less than $0.1 million (May 31, 2020 - $Nil) due to Nova Royalty Corp., which is related to the Company by virtue of having two common directors on the respective boards of directors.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Management’s Discussion and Analysis - Page 18

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

COMMITMENTS

As at December 31, 2020, the Company had the following contractual obligations:

	Less than	1 to	Over
	1 year	3 years	4 years	Total
Trade and other payables	$1,522,304	$-	$-	$1,522,304
Loans payable principal and interest payments	549,797	4,644,108	-	5,193,905
Payments related to acquisition of royalties and streams	250,000	-	-	250,000
Total commitments	$2,322,101	$4,644,108	$-	$6,966,209

In addition to the commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests.  However, these payments are subject to certain triggers or milestone conditions that had not been met as of December 31, 2020.

FINANCIAL INSTRUMENTS

Classification

The Company classified its financial instruments as follows:

	As at
	December 31,	May 31,
	2020	2020

Financial assets
Amortized cost:
Cash	$5,299,904	$3,600,409
Royalty, derivative royalty, and stream receivables	1,547,895	-
Other receivables	265,680	39,180
Fair value through profit or loss:
Derivative royalty asset	6,432,610	-
Marketable securities	43,984	27,603
Total financial assets	$13,590,073	$3,667,192

Financial liabilities
Amortized cost:
Trade and other payables	$1,772,304	$1,254,123
Loans payable	3,062,706	3,523,570
Total financial liabilities	$4,835,010	$4,777,693

Management’s Discussion and Analysis - Page 19

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Fair value

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
  Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Marketable securities are classified within Level 1 of the fair value hierarchy. Royalty, derivative royalty, and stream receivables that are receivable to the Company without further adjustments are classified as amortized cost. The fair value of the Company’s loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates. The derivative royalty asset was valued using inputs that are not observable, including a gold forward price curve, US$/A$ foreign exchange rates based on forward curves, and an estimated discount rate. Therefore, the derivate royalty asset is classified within Level 3 of the fair value hierarchy.

The Company's activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's non‐current liability are disclosed in Note 8 in the Company's consolidated financial statements for the seven months ended December 31, 2020. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at December 31, 2020, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of less than $0.1 million.

Management’s Discussion and Analysis - Page 20

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

NON-IFRS FINANCIAL MEASURES

The Company has included, in this document, certain performance measures, including (a) average cash cost per attributable gold equivalent ounce, (b) average realized price per attributable gold ounce, (c) operating cash margin per attributable gold equivalent ounce, which is based on the two preceding measures, and (d) adjusted EBITDA. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Average cash cost per attributable gold equivalent ounce

Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable gold equivalent ounces sold.

Attributable gold equivalent ounces are composed of gold ounces attributable to the Company, plus an amount calculated by taking the revenue earned by the Company in the period from payable silver ounces attributable to the Company divided by the average London fix price of gold for the relevant period, plus an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.  Included in the calculation of equivalent gold ounces is any cash received from the Higginsville PPR royalty which is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the Company’s statement of financial position and not shown as revenue on the Company’s statement of profit and loss.  However, operationally as the Company receives payment similar to the Company’s other royalty interests, the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 in the Company’s consolidated financial statements for the seven months ended December 31, 2020.

The Company presents average cash cost per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis.

	Seven months	Twelve months
	ended	ended
	December 31,	May 31,
	2020	2020
Cost of sales, excluding Depletion	$-	$1,058,749
Cost of sales for NLGM(1)	24,744	27,129
Adjust for:
Refining charge	-	121,343
Total cash cost of sales	24,744	1,207,221
Total attributable gold equivalent oz. sold(2)	1,404	1,989
Average cash cost per attributable gold equivalent oz .	$18	$607

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Attributable gold equivalent ounces are composed of gold ounces attributable to the Company, plus an amount calculated by taking the revenue earned by the Company in the period from payable silver ounces attributable to the Company divided by the average London fix price of gold for the relevant period, plus an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.

Management’s Discussion and Analysis - Page 21

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Average realized price per attributable gold equivalent ounce

Average realized price per attributable gold equivalent ounce is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, and including cash received or accrued in the period from derivative royalty assets, by the number of attributable gold equivalent ounces sold.

The Company presents average realized price per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

	Seven months	Twelve months
	ended	ended
	December 31,	May 31,
	2020	2020
Royalty revenue (excluding fixed royalty payments)	$1,217,807	$69,217
Payments from derivative assets(3)	1,040,100	-
Revenue from NLGM(1)	247,442	271,288
Sales from stream interests	-	2,699,607
Adjust for:
Refining charge	-	121,343
Sales from stream and royalty interests	2,505,349	3,161,455
Total attributable gold equivalent oz. sold	1,404	1,989
Average realized price per attributable gold equivalent oz .	$1,784	$1,589

Operating cash margin per attributable gold equivalent oz . (2)	$1,766	$983

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Operating cash margin per attributable gold equivalent ounce is calculated by subtracting from the average realized price per attributable gold equivalent ounce the average cash cost per attributable gold equivalent ounce.

(3) The Higginsville PPR is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the statement of financial position and not shown as revenue on the Company's statement of profit and loss.  However, operationally the Company is paid for the ounces sold similar to the Company's other royalty interests, therefore the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 in the Company's consolidated financial statements for the seven months ended December 31, 2020.

Management’s Discussion and Analysis - Page 22

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Adjusted EBITDA

Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to, net income (loss) or cash flow provided by operating activities as determined under IFRS.

	Seven months	Twelve months
	ended	ended
	December 31,	May 31,
	2020	2020
Net loss	$(4,745,809)	$(4,422,527)
Adjusted for:
Interest expense	424,104	701,011
Finance charges	187,680	334,410
Income tax provision (recovery)	487,023	(279,758)
Depletion and amortization	872,213	715,945
Foreign exchange gain (loss)	171,688	(86,554)
Share-based payments (1)	1,632,131	1,564,752
Adjusted EBITDA	$(970,970)	$(1,472,721)

(1) Includes stock options and restricted share units.

EVENTS AFTER THE REPORTING DATE

Subsequent to December 31, 2020, the Company:

  acquired an existing 0.45% NSR royalty on Agnico’s AK Property in its Kirkland Lake project, and an existing 0.45% NSR royalty on Kirkland Lake Gold’s North AK Property at its Macassa mine, from private third parties for total consideration of C$0.7 million in cash;
  acquired an existing 0.5% NSR royalty on Barrick Gold Corp.’s Del Carmen project, which is part of the 9Moz Au Alturas-Del Carmen project in the prolific El Indio belt in the San Juan province of Argentina, from Coin Hodl Inc. for a total consideration of C$1.6 million in cash;
  acquired an existing 0.75% GVR royalty on Eldorado Gold Corp.'s 2Moz Au Tocantinzinho project located in the prolific Tapajos district in the State of Para in northern Brazil, from Sailfish Royalty Corp. for a total consideration of $9.0 million in cash, of which $6.0 million was paid upon closing and the remaining $3.0 million is payable 60 days after closing;
  acquired an existing 1%-2% NSR royalty on OZ Minerals 1.7Moz Au CentroGold (Gurupi) project located in the State of Maranhão in northern Brazil, from Jaguar Mining Inc. for total consideration of $7.0 million in cash and with additional potential payments of up to $11.0 million in shares and cash subject to the completion of certain milestones;
  in March 2021, Beedie converted the C$5.0 million outstanding at the time at C$9.90 per share for a total of 505,050 common shares and the Company drew down an additional C$5.0 million from the Amended Loan Facility with a conversion price of C$14.30 per share. As at the date of this MD&A, the Company has a total of C$5.0 million outstanding and C$15.0 million available on standby under the Amended Loan Facility; and
  distributed an additional 1,018,893 common shares through the ATM program for gross proceeds of $9.9 million. In total the Company has distributed 1,301,593 common shares through the ATM program for gross proceeds of $12.9 million.
Management’s Discussion and Analysis - Page 23

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company's significant accounting policies and estimates are disclosed in Note 2 of the annual consolidated financial statements for the seven months ended December 31, 2020.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company's Disclosure Controls and Procedures ("DCP") are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate to allow timely decisions regarding required disclosure.

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's DCP as defined under the Exchange Act, as at December 31, 2020.  Based upon the results of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as at December 31, 2020, the Company's disclosure controls and procedures were effective.

Internal Controls Over Financial Reporting

Management of the Company, with participation of the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting ("ICFR"). Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting.

The Company's ICFR is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company's ICFR includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
  providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
  providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures. Management, with the participation of the CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2020 based on COSO. Based on this assessment, management has concluded that, as of December 31, 2020, the Company's ICFR is effective and no material weaknesses were identified.

Management’s Discussion and Analysis - Page 24

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Changes in ICFR

There has been no change in our internal control over financial reporting during the year ended December 31, 2020, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Discussion and Analysis - Page 25

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

RISK FACTORS

The Company's ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties.  The primary risk factors affecting the Company are set out below, for a full discussion on the risk factors affecting the Company, please refer to the Company's Annual Information Form dated December 31, 2020, which is available on www.sedar.com.

COVID-19 pandemic

The COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold and silver), and has raised the prospect of an extended global recession. As efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects on which the Company has a royalty, stream or other interest may be impacted. Suspensions of activity, and other effects of the pandemic on the companies with which, or the properties on which the Company holds a royalty, stream or other interest, or any direct impact of the pandemic on the Company's operations, may have an adverse impact on the Company's profitability, financial condition and the trading price of the Company's securities. The broader impact of the COVID-19 pandemic on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on the Company's profitability, results of operations, financial conditions and the trading price of the Company's securities.

Changes in the market price of the commodities

The revenue derived by the Company from its asset portfolio will be significantly affected by changes in the market price of the commodities underlying the royalty, stream, or non-operating interests. The Company's revenue will be particularly sensitive to changes in the price of gold and silver, as the revenue from these commodities represents substantially all of the cash flow derived from the asset portfolio. Commodity prices, including those to which Metalla is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, and political developments.

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalty, stream, or non-operating interests applicable to one or more relevant commodities. Moreover, broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on Metalla's profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities.

Gold and silver are produced or will be produced as a by-product metal at some of the assets; therefore, production decisions and the economic cut-off applied to the reporting of gold and silver reserves and resources, as applicable, will be influenced by changes in the commodity prices of other metals at the mines.

No control over mining operations

The Company is not directly involved in the operation of mines. The revenue derived from the asset portfolio is based on production by third party property owners and operators. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third-party owners and operators and those of the Company on the relevant properties may not always be aligned. As an example, it will usually be in the interest of the Company to advance development and production on properties as rapidly as possible in order to maximize near-term cash flow, while third party owners and operators may take a more cautious approach to development as they are at risk on the cost of development and operations. Likewise, it may be in the interest of property owners to invest in the development of and emphasize production from projects or areas of a project that are not subject to streaming, royalty or working interest obligations. The inability of Metalla to control the operations for the properties in which it has a royalty, stream, or other production-base interest may result in a material and adverse effect on Metalla's profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities.

Management’s Discussion and Analysis - Page 26

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

In addition, the owners or operators may take action contrary to Metalla's policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with the Company; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator's ability to perform its obligations under arrangements with the Company.

Furthermore, production from the properties in which Metalla holds an interest depends on the efforts of the owners/ operators' employees. There is competition for geologists and persons with mining expertise. The ability of the owners or operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Also, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material and adverse effect on Metalla's profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities.

The Company may not be entitled to any material compensation if any of the properties in which it holds a royalty, stream, or other production-base interest shuts down or discontinues their operations on a temporary or permanent basis. At any time, any of the operators of the properties in which it holds a royalty, stream, or other production-base interest or their successors may decide to suspend or discontinue operations.

The owners or operators of the projects in which the Company holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Metalla has little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact the Company. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Metalla may be difficult or impossible to predict.

Construction, development, and/or expansion on underlying properties

Some projects or properties in which the Company holds an royalty, stream, or other production-base interest in are in the permitting, construction, development, and/or expansion stage and such projects are subject to numerous risks, including, but not limited to delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, delays or inability to obtain required permits, changes in environmental or other regulations, currency exchange rates, labour shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete permitting, construction, development, and/or expansion of such projects in accordance with current expectations or at all.

Limited access to data and disclosure

As a royalty/stream holder, the Company has limited access to data on the operations or to the actual properties themselves. This could affect its ability to assess the performance of the royalty, stream, or other production-base interest. This could result in deviations in cash flow from that which is anticipated by the Company. In addition, some royalty, stream, or non-operating interests may be subject to confidentiality arrangements which govern the disclosure of information with regard to said royalty, stream, or other production-base interest and, as such, the Company may not be in a position to publicly disclose non-public information with respect to certain royalty, stream, or non-operating interests. The limited access to data and disclosure regarding the operations of the properties in which the Company has an interest, may restrict Metalla's ability to enhance its performance which may result in a material and adverse effect on Metalla's profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities. Although when creating new royalty or stream agreements, management attempts to obtain these rights, there is no assurance that such efforts will be successful.

Management’s Discussion and Analysis - Page 27

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Errors in calculations of royalty/stream payments and retroactive adjustments

Metalla's royalty/stream payments are calculated by the operators of the properties on which the Company has royalties/streams based on the reported production. Each owner or operator's calculation of our royalty/stream payments is subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an owner or operator. Certain royalty/stream agreements require the operators to provide the Company with production and operating information that may, depending on the completeness and accuracy of such information, enable the Company to detect errors in the calculation of royalty/stream payments that it receives. The Company does not, however, have the contractual right to receive production information for all of its royalty, stream, and similar production-based interests. As a result, Metalla's ability to detect royalty/stream payment errors through its royalty/stream monitoring program and its associated internal controls and procedures is limited, and the possibility exists that the Company will need to make retroactive royalty/stream revenue adjustments. Some of Metalla's royalty/stream contracts provide the right to audit the operational calculations and production data for the associated royalty/stream payments; however, such audits may occur many months following the recognition of such royalty/stream revenue and may require the Company to adjust its revenue in later periods.

Financial viability of property owners and operators

The Company is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant royalty/stream properties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the royalty/stream properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. The Company's rights to payment under the royalties/streams must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits Metalla's ability to collect outstanding royalties/streams upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit the Metalla's ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that the Company should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue and a possibility that a creditor or the operator may claim that the royalty or stream agreement should be terminated in the insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties or termination of Metalla's rights may result in a material and adverse effect on the Company's profitability, results of operations, cash flows, and financial condition.

Unfulfilled contractual obligations

Royalty, stream, and similar production-based interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalty, stream, and similar production-based interests do not abide by their contractual obligations, the Company would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to the Company, may have a material and adverse effect on Metalla's profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Management’s Discussion and Analysis - Page 28

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Unknown defects or impairments in the asset portfolio

Unknown defects in or disputes relating to the royalty, stream, and similar production-based interests the Company hold or acquire may prevent management from realizing the anticipated benefits from such royalty, stream, and similar production-based interests, and could have a material adverse effect on Metalla's profitability, results of operations, and financial condition. It is also possible that material changes could occur that may adversely affect management's estimate of the carrying values of royalty, stream, and similar production-based interests and could result in impairment charges. While the Company seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalty, stream, and similar production-based interests acquired, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to underlying mining property on which Metalla holds or seeks to acquire a royalty, stream, and other production-base interest, is a complex matter, and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the documents reflecting the royalty or stream interest. Similarly, royalty, stream, and similar production-based interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. The Company often does not have the protection of security interests over property that we could liquidate to recover all or part of Metalla's investment in a royalty, stream, and other production-base interest. Even if the Company retains its royalty, stream, and similar production-based interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may have a material and adverse effect on Metalla's profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Mineral Resource and Mineral Reserve Estimates

Mineral reserve and or mineral resource estimates for a specific mine or project may not be correct. The figures for mineral resources and mineral reserves contained in this MD&A are estimates only and were obtained from public disclosure in respect of the properties, as applicable. There can be no assurance that estimated mineral reserves and mineral resources will ever be recovered or recovered at the rates as estimated. Mineral reserve and mineral resource estimates are based on sampling and geological interpretation, and, are uncertain because samples used may not be representative. Mineral reserve and mineral resource estimates require revision (either to demonstrate an increase or decrease) based on production from the mine or project. The fluctuations of commodity prices and production costs, as well as changes in recovery rates, may render certain mineral reserves and mineral resources uneconomic and may result in a restatement of estimated reserves and/or mineral resources.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Potential litigation involving underlying properties

Potential litigation may arise on a property on which the Company holds or has a royalty, stream, or other production-base interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). As a royalty/stream holder, the Company will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Metalla's profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Legal proceedings

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Metalla's profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Management’s Discussion and Analysis - Page 29

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Dependence on key personnel

The Company is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of Metalla are of significant importance. The loss of any such key management could negatively affect business operations. From time to time, the Company may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition and development of royalties/streams is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to Metalla's success and there can be no assurance of such success. If the Company is not successful in attracting and retaining qualified personnel, Metalla's ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations, and financial condition. The Company does not intend to maintain "key man" insurance for any members of its management.

Relations with employees

Production at mines or projects in which Metalla holds an interest depend on the efforts of employees. There is global competition for geologists and persons with mining expertise. The ability of a mining company to hire and retain geologists and persons with mining expertise is key to the specific mines or projects in which Metalla holds or may hold an interest. Further, relations with employees may be affected by changes in the scheme or labor relations that may be introduced by the relevant governmental authorities in the jurisdictions in which specific mines operate or in which a specific project is conducted. Changes in such legislation or otherwise in a mining company's relationships with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the operation of mines or projects, the results of operations and financial condition.

Conflict of interest

Certain of the directors and officers of the Company also serve as directors or officers of, or have significant shareholdings in, other companies involved in precious metals royalty and streaming business, to the extent that such other companies may engage in transactions or participate in the same ventures in which the Company participates, or in transactions or ventures in which the Company may seek to participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in other companies, such other companies may also compete with Metalla for the acquisition of royalty, stream, or non-operating interests. Such conflicts of the directors and officers may result in a material and adverse effect on Metalla's profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

New acquisitions or other material royalty or streaming transactions

The Company is continuously reviewing opportunities to acquire existing royalties or streams, to create new royalty interests or streaming arrangements through the financing of mining projects, financing of new acquisitions or to acquire companies that hold royalties or streams. At any given time, the Company may have various types of transactions and acquisition opportunities in various stages of active review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to the Company and may involve the issuance of securities by the Company or the incurring of indebtedness to fund any such acquisition. In addition, any such acquisition or other royalty or streaming transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired. Additionally, the Company may consider opportunities to restructure its royalties or stream arrangements where it believes such a restructuring may provide a long-term benefit to the Company, even if such restructuring may reduce near-term revenues or result in the Company incurring transaction related costs. The Company may enter into one or more acquisitions, restructurings or other royalty and streaming transactions at any time.

Management’s Discussion and Analysis - Page 30

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Uncertainty of dividends on its common shares

Payment of dividends on the Metalla common shares is within the discretion of the Company's Board of Directors and will depend upon Metalla's future earnings, cash flows, acquisition capital requirements, financial condition, and other relevant factors. Although the Company has in the past paid dividends, the Company has currently suspended the payment of dividends. There can be no assurance that the Company will in the future declare or pay dividends.

Future financing and dilution to existing shareholders

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede Metalla's funding obligations, or result in delay or postponement of further business activities which may result in a material and adverse effect on Metalla's profitability, results of operations, and financial condition. The Company may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity. To the extent additional securities are issued, Metalla's existing securityholders could be diluted and some or all of Metalla's financial measures could be reduced on a per share basis. Additionally, Metalla securities issued in connection with a transaction may not be subject to resale restrictions and, as such, the market price of Metalla securities may decline if certain large holders of Metalla securities or recipients of Metalla securities in connection with an acquisition, sell all or a significant portion of such securities or are perceived by the market as intending to sell such securities. In addition, such issuances of securities may impede Metalla's ability to raise capital through the sale of additional equity securities in the future.

Changes in tax legislation or accounting rules

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, the United States, Cayman Islands, Guernsey, Australia, or any of the countries in which Metalla's assets or relevant contracting parties are located could result in some or all of Metalla's profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in Metalla's profits being subject to additional taxation or which could otherwise have a material adverse effect on Metalla's profitability, results of operations, cash flows, financial condition and the trading price of Metalla securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalty, stream, or non-operating interests by the Company less attractive to counterparties. Such changes could adversely affect Metalla's ability to acquire new assets or make future investments.

Corporate governance and public disclosure regulations

The Company is subject to changing laws and changing rules and regulations promulgated by a number of Canadian and U.S. governmental and self-regulated organizations, including the Canadian Securities Administrators, SEC, the TSX-V, the NYSE, and the IASB. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. For example, legislation has been enacted that will require the Company to disclose on an annual basis certain payments made by Metalla, its subsidiaries or entities controlled by it, to domestic and foreign governments, including sub-national governments. Further, Metalla's efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Management’s Discussion and Analysis - Page 31

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Foreign currency

The Company's certain royalty, stream, and similar production-based interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company's profitability, results of operations and financial condition. At this time, there are no currency hedges in place. Therefore, a weakening of the United States dollar against such foreign currencies may have a material and adverse effect on Metalla's profitability, results of operations, cash flows, and financial condition.

Foreign jurisdictions and political risks

Many of the Company's royalty, stream, and similar production-based interests relate to properties outside of the Canada, including in Africa and Latin America. In addition, future investments may expose the Company to new jurisdictions. The ownership, development, and operation of these properties and the mines and projects thereupon by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the Company holds royalty, stream, and similar production-based interests, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. The Company applies various methods, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into stream and royalty agreements. Such methods generally include: conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalty or stream interest; engaging experienced local counsel and other advisors in the applicable jurisdiction; negotiating where possible so that the applicable royalty or stream agreement contains appropriate protections, representations, warranties and, in each case as the Company deems necessary or appropriate in the circumstances, all applied on a risk adjusted basis. There can be no assurance, however, that the Company will be able to identify or mitigate all risks relating to holding royalty, stream, and similar production-based interests in respect of properties, mines and projects located in foreign jurisdictions, and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the Metalla's profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities.

There is sovereign risk in investing in foreign countries, including the risk that the resource concessions may be susceptible to revision or cancellation by new laws, may not be renewed as anticipated or may otherwise be adversely impacted by changes in direction by the government in question. It is possible that changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral operations. These are matters over which Metalla has no control. There is no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, licensing fees, taxation, royalties, price controls, exchange rates, export controls, environmental protection, labour relations, foreign investment, nationalization, expropriation, repatriation of income and return of capital, which may affect both the ability to undertake exploration and development on, or production from, the properties in which Metalla holds a royalty, stream or other production-base interest. In certain areas where Metalla holds a royalty, stream or other production-base interest, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of Metalla and the owners and operators of the properties in which Metalla has an interest and such changes may result in a material and adverse effect on Metalla’s profitability, results of operations, financial condition and the trading price of Metalla securities. Additionally, Metalla is indirectly exposed to the risks faced by the owners and operators of the properties in which Metalla holds or will hold royalty, stream or similar production-based interests in foreign jurisdictions. These include risks related to political and economic instability, under-developed legal systems, inconsistencies in the application of local laws and other legal uncertainty, terrorism, military repression, political violence, crime, corruption, infectious diseases, unsophisticated infrastructure and inaccessibility.

Management’s Discussion and Analysis - Page 32

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

Continued challenging global financial conditions

Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact Metalla's ability, or the ability of the operators of the properties in which Metalla holds royalty, stream or similar production-based interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. Additionally, the Company may be subject to counterparty risk and liquidity risk. The Company is exposed to various counterparty risks including, but not limited to (a) through financial institutions that hold Metalla's cash, (b) through companies that have payables to Metalla, (c) through Metalla's insurance providers, and (d) through Metalla's lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans or other credit facilities or obtain equity financing in the future or to obtain them on terms favourable to the Company. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, Metalla's profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities could be adversely impacted.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

Unless otherwise indicated, all of the mineral reserves and mineral resources disclosed in this MD&A have been prepared in accordance with NI 43-101. Canadian standards for public disclosure of scientific and technical information concerning mineral projects differ significantly from the requirements adopted by the United States Securities and Exchange Commission (the "SEC"). Accordingly, the scientific and technical information contained in this MD&A, including estimates of mineral reserves and mineral resources, may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a Qualified Person as defined in "National Instrument 43-101 Standards of disclosure for mineral projects".

Management’s Discussion and Analysis - Page 33

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” and “forward-looking statements” (collectively. “forward-looking statements”) within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not intend to and does not assume any obligation to update updated forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements in this MD&A include, but are not limited to, statements regarding:

  future events or future performance of Metalla;
  the completion of the Company’s royalty purchase transactions;
  the Company’s plans and objectives;
  the Company’s future financial and operational performance;
  expectations regarding steam and royalty interests owned by the Company;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest; the future outlook of Metalla and the mineral reserves and resource estimates for the Santa Gertrudis gold property and other properties with respect to which the Metalla has or proposes to acquire an interest;
  future gold and silver prices;
  the date upon which owners and operators of properties in which Metalla holds, or may acquire, an interest who have had their operations affected by COVID-19 will restart operations or resume planned operations;
  other potential developments relating to, or achievements by, the counterparties for the Company’s stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest;
  estimates of future production; costs and other financial or economic measures;
  prospective transactions;
  growth and achievements;
  financing and adequacy of capital;
  future payment of dividends; future sales of Offered Shares under the ATM Program; and
  the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla, including with respect to CentroGold.

Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation:

  risks related to epidemics, pandemics or other public health crises, including COVID-19 global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla’s business, operations and financial condition;
  risks related to commodity price fluctuations;
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
Management’s Discussion and Analysis - Page 34

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)
  risks related to exchange rate fluctuations;
  that payments in respect of streams and royalties may be delayed or may never be made;
  risks related to Metalla’s reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties;
  that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams;
  business opportunities that become available to, or are pursued by, Metalla;
  that Metalla’s cash flow is dependent on the activities of others;
  that Metalla has had negative cash flow from operating activities;
  risks related to the Santa Gertrudis property;
  that some royalty and stream interests are subject to rights of other interest-holders;
  risks related to global financial conditions;
  that Metalla is dependent on its key personnel;
  risks related to Metalla’s financial controls;
  dividend policy and future payment of dividends;
  competition;
  risks related to the operators of the properties in which Metalla holds, or may acquire, a royalty or stream or other interest, including changes in the ownership and control of such operators;
  that Metalla’s royalties and streams may have unknown defects;
  that Metalla’s royalties and streams may be unenforceable;
  that Metalla may not be able to obtain adequate financing in the future;
  litigation;
  risks related to Metalla’s current credit facility and financing agreements;
  title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest;
  interpretation by government entities of tax laws or the implementation of new tax laws;
  credit and liquidity risk;
  risks related to Metalla’s information systems and cyber security;
  risks posed by activist shareholders;
  that Metalla may suffer reputational damage in the ordinary course of business;
  risks related to acquiring, investing in or developing resource projects;
  risks applicable to owners and operators of properties in which Metalla holds an interest;
  exploration, development and operating risks;
  risks related to climate change; environmental risks;
  that exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;
  risks associated with the acquisition and maintenance of mining infrastructure;
  that Metalla’s success is dependent on the efforts of operators’ employees;
  risks related to mineral resource and mineral reserve estimates;
  that mining depletion may not be replaced by the discovery of new mineral reserves; that operators’ mining operations are subject to risks that may not be able to be insured against;
  risks related to land title; risks related to international operations;
  risks related to operating in countries with developing economies; risks associated with the construction, development and expansion of mines and mining projects;
Management’s Discussion and Analysis - Page 35

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2020 (Expressed in United States dollars, unless otherwise indicated)
  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;
  that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla’s subsidiaries in that jurisdiction;
  the volatility of the stock market; that existing securityholders may be diluted;
  risks related to Metalla’s public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
  risks associated with Metalla’s ATM Program;
  that there can be no assurance that an active trading market for Metalla’s securities will be sustained;
  risks related to the enforcement of civil judgments against Metalla;
  risks relating to Metalla potentially being a passive “foreign investment company” within the meaning of U.S. federal tax laws; and
  other factors identified and as described in more detail under the heading “Risk Factors” contained in this MD&A, and in the Company’s Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedar.com and the SEC at www.sec.gov.

The forward-looking statements contained in this MD&A are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Company holds a royalty, stream, or other production-base interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; disruptions related to the COVID-19 pandemic or other health and safety issues, or the responses of governments, communities, partner operators, the Company and others to such pandemic or other issues;  integration of acquired assets; actual results of mining and current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of precious metals; stock market volatility; competition; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Company’s revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis - Page 36